EXHIBIT (a)(1)(H)
Standard Retirement Services, Inc.
IMMEDIATE ATTENTION REQUIRED
January 26, 2007
Re: Savings Plan for Employees of Fidelity Federal Bank and Trust (the “401(k) Plan”)
Dear Plan Participant:
      National City Corporation (the “Company”) has initiated an offer (the “Offer”) to purchase up to 75,000,000 shares of the Company’s common stock, $4.00 par value per share (the “Shares”), at a price of not greater than $38.75 nor less than $35.00 per share. The Company is making this Offer to all stockholders and wishes to extend this Offer to participants in the Savings Plan for Employees of Fidelity Federal Bank and Trust who invest a portion of their account in shares of the Company’s common stock. The trustee of the plan, Charles Schwab Trust Company, has appointed us, Standard Retirement Services, Inc. (“Standard”) to act as its agent to tabulate shares tendered by plan participants.
      If a portion of your account is invested in shares of the Company’s common stock, you have the right to tender (that is, offer to sell to the Company) some or all of your National City Common Stock Investment Fund balance by tendering the corresponding Shares of the Company’s common stock, in accordance with the enclosed documents.
      To exercise this right, you must complete the enclosed Instruction Form and return it to Standard by MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 23, 2007, unless the Offer is extended by the Company.
      If your tender is accepted, proceeds from the sale will be deposited into your 401(k) Plan account and invested in the Schwab Value Advantage Money Fund (SWVXX) unless and until you reallocate the proceeds based on your personal investment strategy.
Your Tender Decision
      The decision whether to direct the tendering of some or all of your Shares is yours alone, and neither STANDARD nor the Company is recommending that you tender or refrain from tendering your Shares. In making your decision, you should consider your personal investment and retirement goals and whether the total return on your 401(k) Plan investments is likely to be greater by retaining your Shares or by tendering Shares and reinvesting the sale proceeds (if the tender is accepted). On one hand, by directing the sale of a portion of your Shares, you may give up some value if the Company’s stock appreciates faster than the alternative funds in which you invest the tender proceeds. On the other hand, the Offer provides you with an opportunity to diversify your holdings in the Company’s stock at a price potentially above the current trading price.
Important Documents Enclosed
      Enclosed are Offer documents and an Instruction Form that require your immediate attention. The “Letter To Participants in the Savings Plan for Employees of Fidelity Federal Bank and Trust” summarizes the Offer, your rights under the 401(k) Plan and the procedures for completing the Instruction Form. You should also review the more detailed explanation of the transaction provided in the other tender offer materials enclosed with this letter, including the Offer to Purchase and the related Letter of Transmittal. It is important that you read the enclosed documents carefully before you make a decision whether or not to tender any of your Shares.
Important Dates and Times

January 26, 2007	National City Corporation initiates Offer to stockholders

Midnight, NYC Time, February 23, 2007	Deadline to return your Instruction Form if you wish to tender your Shares, change your Instructions or withdraw your tender (unless the Offer is extended)

Midnight, NYC Time, February 28, 2007	The Offer expires (unless the Offer is extended)
      Note: If you choose to direct the tender of some or all of your Shares, your ability to sell your interest in respect of those Shares, and your rights to receive loans or distributions relating to that portion of account, will be restricted for a short time beginning on the day prior to the expiration of the Offer. The enclosed “Letter to Participants in the Savings Plan for Employees of Fidelity Federal Bank and Trust” explains these restrictions, and we urge you to read it carefully before making any decision.
Deadline
      To direct the tender of any of your Shares, you must return the enclosed Instruction Form to Standard so that it is received by Standard no later than MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 23, 2007, unless the Offer is extended by the Company. This deadline is necessary for Standard to have sufficient time to process your completed Instruction Form before the offer expires. The Offer itself is scheduled to expire at Midnight, New York City time, on February 28, 2007, unless extended by the Company.
      If you do not wish to tender any of your Shares, you do not need to take any action. However, unless you direct Standard on the enclosed Instruction Form, NONE of your Shares will be tendered.
Confidentiality
      Your tender instructions to Standard are strictly confidential. Standard will not disclose whether you tendered any portion of your Shares unless required to do so by law. You should feel free to tender or not tender, as you think best.
Questions?
      If you have any questions or comments concerning the procedure for completing or returning your tender offer Instruction Form, please contact Standard at 1-800-370-9601, between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday through Friday. Your telephone call or other communication will be kept confidential.

Sincerely,

STANDARD RETIREMENT SERVICES, INC.
Tabulating Agent of Charles Schwab Trust Company, co-Fiduciary for the Savings Plan for Employees of Fidelity Federal Bank and Trust

2

Offer to Purchase for Cash
Up to 75,000,000 Shares of its Common Stock
at a Purchase Price not greater than $38.75
nor less than $35.00 per Share
THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 28, 2007, UNLESS THE OFFER IS EXTENDED
To Participants in the Savings Plan for Employees of Fidelity Federal Bank and Trust:
      National City Corporation (the “Company”) has announced an offer to purchase for cash up to 75,000,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, $4.00 par value per share (the “Shares”), at a price not greater than $38.75 nor less than $35.00 per Share, net to the seller in cash less any applicable withholding taxes, without interest (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which are enclosed, as amended or supplemented from time to time.
      As a participant in the Savings Plan for Employees of Fidelity Federal Bank and Trust (the “401(k) Plan”), a portion of your 401(k) Plan account may be invested in the Company’s common stock. In accordance with this Offer, you may direct Charles Schwab Trust Company (“Schwab”) to tender (in other words, offer to sell to the Company) some or all of your National City Common Stock balance by tendering the corresponding Shares of the Company’s common stock.
      You may determine the number of Shares in your 401(k) Plan account from time to time either through the Internet at www.investmart.com or by calling the participant service center at (800) 370-9601. Please note that the number of Shares credited to your 401(k) Plan account may change prior to the expiration of the Offer period as a result of additional 401(k) and matching contributions being made, as well as by any investment changes you may make.
      If you do not wish to direct the tending of any portion of your Shares, you do not need to take any action. If you would like to tender some or all of your Shares in response to the Offer, you must complete the Instruction Form included with this document and return it to Standard Retirement Services, Inc., the tabulating agent appointed by the trustee of the plan, Schwab, to tabulate Shares tendered by plan participants (“Standard”), at the address or fax number provided below so that Standard receives it no later than Midnight, New York City time, on Friday, February 23, 2007, unless the Offer is extended by the Company.
      The Offer. The Company will select the lowest purchase price (the “Purchase Price”) that is produced by the tender offer process (within the range of share prices specified above) that will allow it to purchase 75,000,000 Shares, or such lesser number of Shares as are properly tendered and not properly withdrawn pursuant to the Offer. The Company will pay the same Purchase Price for all Shares purchased in the Offer. All Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased, subject to the conditions of the Offer and the “odd lot,” proration and conditional tender provisions described in the Offer to Purchase. The Company reserves the right, in its sole discretion, to purchase more than 75,000,000 Shares pursuant to the Offer, subject to compliance with applicable law.

      Providing Tender Instructions. In order to direct the tendering of any portion of your Shares, you must return the enclosed Instruction Form to Standard at the address or fax number provided so that it is received no later than Midnight, New York City time, on Friday, February 23, 2007. Standard will collect and tabulate all Instruction Forms received for 401(k) Plan participants. Based on the properly completed Instruction Forms received by the deadline, all participant instructions will be combined and submitted in one or more Letters of Transmittal, as necessary, on behalf of all 401(k) Plan participants who timely elected to tender a portion of their Shares.
      You must use the attached Instruction Form to properly direct the tendering of Shares that are held in your 401(k) Plan account. You cannot use the Letter of Transmittal to direct the tendering of Shares under the 401(k) Plan. If you hold Shares outside of the 401(k) Plan, however, and wish to tender those Shares, you must comply with the procedures described in the Letter of Transmittal and the Offer to Purchase for your Shares outside of the 401(k) Plan, and submit an Instruction Form for Shares you hold in your 401(k) Plan account. You should also read the Offer to Purchase and Letter of Transmittal carefully before making any decision regarding the Offer.
      Please note the following:

1. If Standard has not received your Instruction Form at least three business days before the expiration of the Offer, Standard will instruct Schwab not to tender any Shares held in your 401(k) Plan account. The Offer, withdrawal rights and proration period will expire at Midnight, New York City time, on Wednesday, February 28, 2007, unless the expiration date of the Offer is extended. Consequently, to allow time for processing, your Instruction Form must be received by Standard no later than Midnight, New York City time, on Friday, February 23, 2007, unless the Offer is extended by the Company.

2. If you want to direct the tendering of Shares from your 401(k) Plan account, you must specify on the Instruction Form what percentage of your National City Common Stock Investment Fund balance and the corresponding Shares you wish to tender and at what price you want to tender such Shares.

3. Shares held in your 401(k) Plan account may be tendered at prices not greater than $38.75 nor less than $35.00 per Share. However, the 401(k) Plan is prohibited by law from selling Shares to the Company for a price that is less than the prevailing market price of the Company’s common stock. Accordingly, if you elect to tender Shares at a price that is lower than the closing price of the Company’s common stock on the date the Offer expires, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price of the Company’s common stock on the New York Stock Exchange on the date the Offer expires. This could result in the selected percentage of your Shares not being purchased in the Offer. If the closing price of the Company’s common stock on the date the Offer expires is greater than the maximum price available in the Offer, none of the Shares will be tendered and your direction to tender will be deemed to have been withdrawn.

4. The Offer is for up to 75,000,000 Shares, constituting approximately 12% of the outstanding Shares of the Company as of December 31, 2006. The Offer is not conditioned on any minimum number of Shares being tendered. However, the Offer is subject to certain other conditions described in the Offer to Purchase.

5. The Company’s Board of Directors has approved the making of the Offer. However, none of the Company, the Company’s Board of Directors, the Depositary, Standard or Schwab is making any recommendation whether you should direct the tender of or refrain from directing the tendering of your Shares or at what purchase price you should choose to direct the tender of your Shares. You must make your own decision as to whether to direct the tender of your Shares and, if so, how many Shares to tender and the price or prices at which you will tender them. The Company’s directors and executive officers have informed the Company that they do not intend to tender Shares pursuant to the Offer.

6. Tendering participants will not be obligated to pay any brokerage fees or commissions or solicitation fees to tender their Shares. Tendering participants will not be obligated to pay any stock transfer taxes on the transfer of Shares pursuant to the Offer.

7. As more fully described in the Offer to Purchase, directions to tender will be deemed irrevocable unless timely withdrawn. If you instruct Schwab to tender the Shares held in your 401(k) Plan account, and you subsequently decide to change your instructions or withdraw your tender of Shares, you may do so by submitting a new Instruction Form. However, the new Instruction Form will be effective only if it is received by Standard, on or before Midnight, New York City time, on Friday, February 23, 2007, three business days before the expiration of the Offer, unless the offer is extended. The Offer is scheduled to expire at Midnight, New York City time, on Wednesday, February 28, 2007. Upon receipt of a timely submitted, new Instruction Form, your previous Instruction Form to tender Shares will be deemed canceled. If your new Instruction Form directed Standard to withdraw from tender the Shares held in your 401(k) Plan account, you may later re-tender those Shares by submitting a new Instruction Form so long as it is received by Standard on or before three business days before the expiration of the Offer.

8. Contributions directed to National City Common Stock in the 401(k) Plan may continue throughout the Offer. For administrative purposes, participants who direct the tender of all or a portion of their Shares will not be able to direct the disposition of the tendered portion of their Shares, or request a loan or distribution that relates to the tendered portion of their Shares, at any time from the beginning of the business day prior to the Expiration Date of the Offer (i.e., February 28, 2007, unless the Offer is extended) until Midnight, New York City time, on the business day following the date the Company gives oral or written notice to the Depositary of its acceptance of Shares for payment in the Offer.

Participants whose instruction to tender accepted by the Company will continue to be prohibited from directing the disposition of the tendered portion of their Shares, and will be prohibited from requesting a loan or distribution that relates to the tendered portion of their Shares, until the 401(k) Plan receives the proceeds from the Offer and completes the transfer of the tendered portion of the Shares into the plan’s Schwab Value Advantage Money Fund.

You should evaluate the appropriateness of your current investment decisions in light of the foregoing limitations.

Participants who submit a tender instruction for only a portion of their Shares will only be subject to the limitations described above as they relate to the tendered portion of their Shares.

Participants who do not submit a tender instruction for any portion of their Shares will not be subject to the limitations described above.

9. If you tender Shares and such Shares are accepted, the tender proceeds will be deposited into your 401(k) Plan account and invested in the 401(k) Plan’s Schwab Value Advantage Money Fund unless and until you allocate the proceeds among the various investment funds under the 401(k) Plan according to your personal investment strategy.

10. While you will not recognize any immediate tax gain or loss as a result of the Offer or the sale of Shares in the Offer, the tax treatment of future withdrawals by you or distributions to you from the 401(k) Plan may be adversely affected by a tender and sale of Shares within the 401(k) Plan. Specifically, under current federal income tax rules, if you receive a lump sum distribution from a 401(k) Plan including Shares of the Company’s stock that have increased in value from the price at which they were acquired by the 401(k) Plan, under certain circumstances you may have the option of not paying tax on this increase in value, which is called “net unrealized appreciation,” until you sell those Shares. When the Shares of the Company’s stock are sold, any gain up to the amount of the untaxed net unrealized appreciation is taxed as long-term capital gain rather than at ordinary income tax rates, which will apply to all other distributions from the 401(k) Plan and which may be a higher rate for certain participants. If Shares credited to your individual 401(k) Plan account are purchased by the Company in the Offer, you will no longer be able to take advantage of this tax benefit with respect to the Shares of the Company’s stock purchased by the Company in the Offer. You can find additional tax information relating to the Offer in the Offer to Purchase. You are further advised to consult with your tax advisor concerning your decision to participate in the Offer.
      Unless you direct Standard on the enclosed Instruction Form to tender the Shares held in your 401(k) Plan account, no Shares will be tendered.

      If you wish to tender any of your Shares, complete the Instruction Form and return it to Standard at one of the addresses or the fax number listed below:

STANDARD RETIREMENT SERVICES, INC.

By Mail:	By Courier:	By Hand:
411 108th Ave. NE, Suite 400 Bellevue, WA 98004	411 108th Ave. NE, Suite 400 Bellevue, WA 98004	411 108th Ave. NE, Suite 400 Bellevue, WA 98004
By Facsimile Transmission: (425) 945-9600

Savings Plan for Employees of Fidelity Federal Bank and Trust
INSTRUCTION FORM

STEP 1
      I wish to direct Standard to tender _______________ Shares of National City Common Stock held in my Savings Plan for Employees of Fidelity Federal Bank and Trust account.
STEP 2
Check one Option below. If you choose Option B, you must also check a box to indicate your tender price.

☐ Option A*	☐ Option B*

Check this Option if you want to maximize the chance of having the Company accept for purchase all of your Shares shown in Step 1 (subject to the possibility of proration).

Accordingly, by checking this box, you are directing Standard to tender your Shares shown in Step 1 and are willing to accept the purchase price determined by the Company in accordance with the terms of the Offer. You understand that this action could result in receiving a price per Share as low as $35.00	By checking one of the boxes below, you are directing Standard to tender your Shares shown in Step 1 at the price checked. You are also indicating that you understand this action could result in none of your Shares being purchased if the purchase price determined by the Company is less than the price checked below. You may only check one of the boxes below.

Price (in Dollars) Per Share
Tender price is not to be less than $35.00 or exceed $38.75.

☐  $35.00    ☐ $36.00    ☐ $37.00    ☐ $38.00

☐  $35.25    ☐ $36.25    ☐ $37.25    ☐ $38.25

☐  $35.50    ☐ $36.50    ☐ $37.50    ☐ $38.50

☐ $35.75 ☐ $36.75 ☐ $37.75 ☐ $38.75

* Please note that the 401(k) Plan is prohibited by law from selling Shares to the Company for a price that is less than the prevailing market price of the Company’s common stock. Accordingly, if you elect to tender Shares at a price that is lower than the closing price of the Company’s common stock on the date the Offer expires, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price of the Company’s common stock on the New York Stock Exchange on the date the Offer expires. This could result in your Shares not being purchased in the Offer. If the closing price of the Company’s common stock on the date the Offer expires is greater than the maximum price available in the Offer, none of the Shares will be tendered and your tender will be deemed to have been withdrawn.
STEP 3
Sign this form and provide the following information.

Participant Name:

Participant Address:

Participant Signature:	Date:

Social Security Number:	Daytime Telephone Number:
      The method of delivery of this document is at the option and risk of the tendering participant.
In all cases, sufficient time should be allowed to assure timely delivery.